UNIVERSITY GENERAL HEALTH SYSTEM, INC.

7501 Fannin Street

Houston, TX 77054

713-375-7100

October 5, 2012

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jim B. Rosenberg	NandinaAcharya
	Senior Assistant Chief Accountant	Staff Attorney
	Division of Corporation Finance	Division of Corporation Finance

	Mark Brunhofer	Brian Pitko
	Senior Staff Accountant	Staff Attorney
	Division of Corporation Finance	Division of Corporation Finance

Christine Allen
Staff Accountant
Division of Corporation Finance

Re:	University General Health System, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed April 16, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 14, 2012

File No. 000-54064

Ladies and Gentlemen:

Reference is made to the comment letter dated September 10, 2012 (“Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”) setting forth the staff’s comments on the following documents filed by University General Health System, Inc. (“University General Health System, Inc.” or the “Company”) with the Commission: (i) Form 10-K for the Year Ended December 31, 2011,filed April 16, 2012; (ii) Form 10-Q for the Quarterly Period Ended June 30, 2012, Filed August 14, 2012; File No. 000-54064.

The Company’s response to Items 1 through 6 of the Comment Letter is set forth below opposite the number corresponding to such item in the Comment Letter. In accordance with previous discussions and correspondence with the Commission, the Company will respond to Item 7 of the Comment Letter on or before October 29, 2012.

Form 10-K for the fiscal year ended December 31, 2011

Exhibits and Financial Statement Schedules, page 59

1.	We note your disclosure that you lease the land and building upon which the University General Hospital is located from Cambridge Properties. Please file this material lease agreement as an exhibit pursuant to Item 601(b)(10)(ii)(d) of Regulation S-K. In the alternative, please provide us with a detailed analysis in support of your conclusion that the lease agreement is not required to be filed as an exhibit.

Response: We will file the lease agreement as an exhibit to our Form 10-Q for the Quarterly Period Ended September 30, 2012.

Securities and Exchange Commission

October 5, 2012

2.	We note that you have entered into a $2 million loan agreement with one of your directors, Dr. Spiegel, but have not filed this agreement as an exhibit. Please file your loan agreement with Dr. Spiegel as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. In the alternative, please provide us with a detailed analysis in support of your conclusion that the loan agreement is not required to be filed as an exhibit.

Response: Dr. Spiegel is neither an officer nor a member of the Board of Directors of the Company, but he is a holder of approximately 10.4% of the outstanding shares of our common stock. As a result, we will file the loan agreement with Dr. Spiegel as an exhibit to our Form 10-Q for the Quarterly Period Ended September 30, 2012.

Signatures, page 62

3.	We note that your Form 10-K has not been signed by an individual designated as your principal accounting officer or controller. Please advise us as to whether an individual serving as your principal accounting officer or controller has already signed Form 10-K and, if this is the case, confirm that you will revise the signature block for this individual to indicate the additional signing capacity in future filings. If your principal accounting officer or controller has not signed Form 10-K, please amend your Form 10-K to include the required signature.

Response: Michael L. Griffin, the individual serving as our principal accounting officer or controller has already signed the Form 10-K for the Year Ended December 31, 2011. We will revise the signature block for this individual to indicate the additional signing capacity in future filings.

Reports of Independent Registered Certified Public Accounting Firm, page F-2 and F-3

4.	Please file an Item 4.01 Form 8-K for your change in auditors in accordance with Item 304 of Regulation S-K. Additionally, please represent that you will indicate on the cover page of your next Form 10-Q and subsequent Forms 10-K and 10-Q, as appropriate, that you have not filed all the reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934.

Response: On April 20, 2011, we filed an Item 4.01 Form 8-K reporting the dismissal of our previous independent auditor, HJ and Associates, LLC, and the engagement of Moss, Krusick & Associates, LLC. Moss, Krusick & Associates, LLC has served as our independent auditor since March 9, 2011. As a result, we respectfully believe that filing an Item 4.01 Form 8-K is unnecessary.

Securities and Exchange Commission

October 5, 2012

5.	Please tell us how the Reports of Independent Registered Certified Public Accounting Firm provided by UHY LLP and Moss, Krusick & Associates, LLC meet the requirements of Rule 2-02 of Regulation S-X as neither report covers the 2010 financial statements in their entirety. In this regard, it appears that the UHY LLP report includes an “except for” opinion precluded under SAB 1:E2 and Rule 2-02(b) of Regulation S-X. Please amend your 2011 Form 10-K to include a PCAOB-compliant audit report that opines on your 2010 financial statements in their entirety.

Response: Our auditors followed Release 82 of the SEC Accounting and Reporting Manual which includes PCAOB guidance on auditor reporting when prior period financial statements are adjusted (Section 14.25.3). Section 14.25.3 refers to PCAOB staff guidance issued on June 6, 2006 in the form of questions and answers on “adjustments to prior-period financial statements that were audited by predecessor auditor.” The Q&A states that either the successor auditor or the predecessor auditor may audit the adjustments. The Q&A also includes examples of modified reports issued by predecessor and successor auditors including an example with “except for” language. In our situation, UHY LLC, predecessor auditor, opined on our 2010 financial statements prior to adjustments for restatements for errors and our reverse merger, and Moss, Krusick & Associates, LLC, successor auditor, opined on the 2010 adjustments. Both the 2010 and 2011 audit reports issued by our PCAOB registered firms reference Note 2 to our financial statements where the adjustments were discussed and described. Our auditors meticulously followed the guidance and reporting examples set forth in the PCAOB Q&A; accordingly, we respectively disagree with the Staff’s assertion that our 2010 financial statements were not reported on in their entirety.

Notes to Consolidated Financial Statements

Note 2 Restatement of the Consolidated Financial Statements, page F-16

6.	Please file an Item 4.02 Form 8-K notifying the public which financial statements should not be relied upon and when you determined to restate your 2010 financial statements.

Response: We filed the requested Item 4.02 Form 8-K on October 2, 2012.

Please direct any further questions or comments concerning this letter to Company’s Chief Financial Officer, Michael L. Griffin (at 713-375-7005) or to the Company’s General Counsel, Edward T. Laborde, Jr. (at 713-375-7106).

Securities and Exchange Commission

October 5, 2012

Very truly yours,

/s/ Edward T. Laborde, Jr.
Edward T. Laborde, Jr.

/s/ Michael L. Griffin
Michael L. Griffin